Exhibit 12.1
AURORA DIAGNOSTICS HOLDINGS, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Period from
	June 2006					Six Months
	(Inception) to					Ended
	December 31,	Year Ended December 31,				June 30,
	2006	2007	2008	2009	2010	2011
Net income (loss)	$(1,236)	$1,241	$11,078	$9,047	$(2,164)	$(290)
Provision for income taxes	—	762	408	45	1,487	1,352

Income (loss) before income taxes	(1,236)	2,003	11,486	9,092	(677)	1,062

Fixed charges:
Interest expensed	$80	$6,869	$20,325	$17,574	$15,208	$15,174
Amortization of deferred financing costs and discount	14	245	1,252	1,395	1,833	1,094
Estimated interest factor on operating leases	49	375	817	895	1,158	728

Total fixed charges	143	7,489	22,394	19,864	18,199	16,996

Earnings:
Income (loss) before income taxes	(1,236)	2,003	11,486	9,092	(677)	1,062
Fixed charges	143	7,489	22,394	19,864	18,199	16,996

Total earnings	$(1,093)	$9,492	$33,880	$28,956	$17,522	$18,058

Ratio of earnings to fixed charges	— (a)	1.27	1.51	1.46	— (b)	1.06

(a)	For the period from inception, June 2006 through December 31, 2006, earnings were insufficient to cover fixed charges by $1,236,000.

(b)	For year ended December 31, 2010, earnings were insufficient to cover fixed charges by $677,000.